UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Manchester United plc

(Name of Subject Company)

Manchester United plc

(Names of Persons Filing Statement)

CLASS A ORDINARY SHARES, PAR VALUE $0.0005 PER SHARE
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Patrick Stewart

Interim Chief Executive Officer and General Counsel

Manchester United plc

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

With copies to:

Marc Jaffe, Esq. Justin G. Hamill, Esq. Ian D. Schuman, Esq. Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Mitchell S. Nusbaum, Esq. Christopher R. Rodi, Esq. Woods Oviatt Gilman LLP 2 State Street 700 Crossroads Building Rochester, NY 14614 (585) 987-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Manchester United plc (“Manchester United”) with the United States Securities and Exchange Commission (the “SEC”) on January 17, 2024 (as amended and/or supplemented from time to time, the “Schedule 14D-9”).

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section that begins with the heading “Cautionary Statement Regarding Forward-Looking Statements,” as set forth below:

Expiration of the Offer.

At one minute after 11:59 p.m. Eastern Time on February 16, 2024, the Offer expired as scheduled and was not extended. All conditions to the Offer having been satisfied, Purchaser accepted for payment 13,237,834 Class A Shares validly tendered into the Offer and not validly withdrawn for aggregate consideration of approximately $436.8 million. Payment for such Shares will be made promptly in accordance with the terms of the Offer. Computershare Trust Company N.A., the depositary for the Offer, has advised that the proration factor for the Offer is approximately 26.2%. All Class A Shares tendered into but not accepted for payment in the Offer will be returned to the tendering shareholders.

On February 20, 2024, pursuant to the terms of the Transaction Agreement, the Sellers completed the sale of the Sale Shares to Purchaser, and Manchester United completed the issuance and sale of the Class A Shares and Class B Shares to Purchaser pursuant to the Closing Share Subscription. Also on such date, the Amended Articles became effective, the Governance Agreement became effective, and Manchester United, Purchaser and Sellers entered into a registration rights agreement on substantially the same terms set forth in the Registration Rights Term Sheet.

On February 20, 2024, Manchester United and the Offerors issued a press release announcing the expiration and results of the Offer, the Closing and related matters. The full text of the press release is filed as Exhibit (a)(10) to this Schedule 14D-9 and is incorporated herein by reference.

ITEM 9. EXHIBITS.

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits to the exhibit index:

Incorporated by Reference
Exhibit No	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith
(a)(10)	Press release issued by Manchester United and the Offerors on February 20, 2024	Schedule TO	February 20, 2024	(a)(5)(C)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

MANCHESTER UNITED PLC

Dated	February 20, 2024	By:	/s/ Joel Glazer
		Name:	Joel Glazer
		Title:	Executive Co-Chairman

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